# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greenfire Resources Ltd., CIK 0001966287
CUSIP: 39525U107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1900 - 205 5TH AVENUE SW, CALGARY, Alberta Canada (A0), T2P 2V7
Date of event which requires filing of this statement: 11/10/2025
Amends the filing with accession number 0001104659-24-118857
Filed by CIK 0001999193
Persons authorized to receive notices and communications: Adam Waterous, 301 8th Avenue SW, Suite 600, Calgary, Alberta Canada (A0), T2P 1C5, (403) 930-6048; Christopher M. Barlow, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001, (212) 735-3972

## Reporting persons
- Waterous Energy Fund Management Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- Waterous Energy Fund III (Canadian) LP: type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- Waterous Energy Fund III (US) LP (CIK 0001999193): type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- Waterous Energy Fund III (International) LP: type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- Waterous Energy Fund III (Canadian FI) LP: type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- Waterous Energy Fund III (International FI) LP (CIK 0001999190): type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- WEF III GP (Canadian) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- WEF III GP (US) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- WEF III GP (International) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- WEF III GP (Canadian FI) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.
- WEF III GP (International FI) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025
- Adam Waterous: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,657,936; sole dispositive power 0; shared dispositive power 50,657,936; aggregate amount beneficially owned 50,657,936 (69.48% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 48,003,757 Common Shares and 2,654,179 common share purchase warrants.
  In reference to row 13, the percentage calculation is based on an aggregate of 70,256,512 Common Shares outstanding as of November 6, 2025, according to the Form 6-K filed by the Issuer on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Greenfire Resources Ltd.
Address of issuer's principal executive offices: 1900 - 205 5TH AVENUE SW, CALGARY, Alberta Canada (A0), T2P 2V7
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the initial statement on Schedule 13D, filed on November 14, 2024, as amended by Amendment No. 1 to the Schedule 13D filed on November 21, 2024, and by Amendment No. 2 to the Schedule 13D filed on December 27, 2024 (as so amended, the "Schedule 13D"). This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

On November 10, 2025, Waterous Energy Fund Management Corp., in its capacity as manager of certain limited partnerships comprised of Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP, agreed to acquire an aggregate of 3,296,730 common shares (the "Mantiqueira Purchased Shares") of Greenfire Resources Ltd. from Mantiqueira Overseas Fund Ltd. pursuant to a private share purchase agreement (the "Mantiqueira Securities Purchase Agreement"). The Mantiqueira Purchased Shares were acquired for cash consideration of CAD$6.55 (USD$4.67 based on the exchange rate of November 10, 2025) per Mantiqueira Purchased Share, representing an aggregate purchase price of CAD$21,593,581.50 (USD$15,402,701.68 based on the exchange rate of November 10, 2025).

On November 10, 2025, Waterous Energy Fund Management Corp., in its capacity as manager of certain limited partnerships comprised of Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP, agreed to acquire an aggregate of 1,157,749 common shares (the "Sona Purchased Shares") of Greenfire Resources Ltd. from Sona Credit Master Fund Limited, Sona Blue Peak, Ltd. and Sunrise Partners Limited Partnership pursuant to a private share purchase agreement (the "Sona Securities Purchase Agreement"). The Sona Purchased Shares were acquired for cash consideration of CAD$6.55 (USD$4.67 based on the exchange rate of November 10, 2025) per Sona Purchased Share, representing an aggregate purchase price of CAD$7,583,255.95 (USD$5,409,136.47 based on the exchange rate of November 10, 2025).

On November 10, 2025, Waterous Energy Fund Management Corp., in its capacity as manager of certain limited partnerships comprised of Waterous Energy Fund III (Canadian) LP, Waterous Energy Fund III (US) LP, Waterous Energy Fund III (International) LP, Waterous Energy Fund III (Canadian FI) LP and Waterous Energy Fund III (International FI) LP, agreed to acquire an aggregate of 4,249,000 common shares (the "Encompass Purchased Shares") of Greenfire Resources Ltd. from Encompass Capital Advisors LLC pursuant to a private share purchase agreement (the "Sona Securities Purchase Agreement," together with the Mantiqueira Securities Purchase Agreement and the Sona Securities Purchase Agreement, the "Securities Purchase Agreements"). The Encompass Purchased Shares were acquired for cash consideration of CAD$6.55 (USD$4.67 based on the exchange rate of November 10, 2025) per Encompass Purchased Share, representing an aggregate purchase price of CAD$27,830,950.00 (USD$19,851,816.64 based on the exchange rate of November 10, 2025).

The foregoing description of the Securities Purchase Agreements do not purport to be complete and are qualified in their entirety by reference to the text of the Securities Purchase Agreements, which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

The aggregate number and percentage of the Common Shares beneficially owned by each of the Reporting Persons are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 10 of the cover pages of this Schedule 13D and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer's securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Mantiqueira Securities Purchase Agreement, dated November 10, 2025.

99.2 Sona Securities Purchase Agreement, dated November 10, 2025.

99.3 Encompass Securities Purchase Agreement, dated November 10, 2025.

## Signatures
- Waterous Energy Fund Management Corp.: /s/ Adam Waterous, Adam Waterous, President (11/12/2025)
- Waterous Energy Fund III (Canadian) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (Canadian) Corp. (11/12/2025)
- Waterous Energy Fund III (US) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (US) Corp. (11/12/2025)
- Waterous Energy Fund III (International) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (International) Corp. (11/12/2025)
- Waterous Energy Fund III (Canadian FI) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (Canadian FI) Corp. (11/12/2025)
- Waterous Energy Fund III (International FI) LP: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner of its general partner, WEF III GP (International FI) Corp. (11/12/2025)
- WEF III GP (Canadian) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/12/2025)
- WEF III GP (US) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/12/2025)
- WEF III GP (International) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/12/2025)
- WEF III GP (Canadian FI) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/12/2025)
- WEF III GP (International FI) Corp.: /s/ Adam Waterous, Adam Waterous, CEO and Managing Partner (11/12/2025)
- Adam Waterous: /s/ Adam Waterous, Adam Waterous (11/12/2025)